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Washington, DC

DAVID BROWN		email address
(404) 527-4927		DBROWN@MCKENNALONG.COM

May 8, 2007

VIA EDGAR AND FACSIMILE (202) 772-9217

Mr. John L. Krug

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Corautus Genetics Inc. Preliminary Proxy Statement on Schedule 14A File No. 000-27264

Dear Mr. Krug:

We are in receipt of your comment of May 5, 2007 regarding the preliminary proxy statement filed by Corautus Genetics Inc. (“Corautus”). The following is Corautus’s response to such comment. Additionally, enclosed is the section of Corautus’s preliminary proxy statement that is the subject of your comment, marked to indicate the location of our revisions.

24.	Please expand the discussion to describe the term sheet from the second company you were considering as an alternative to VIA and the reasons the alternative offer was not accepted.

We have revised the disclosure in response to the Staff’s comment to add the following disclosure:

The following will be added to the fourth paragraph on page 53 of the proxy statement as indicated on the attached proxy statement excerpt-

This proposed term sheet called for Corautus to issue to the stockholders of the other company Corautus Series F Preferred Stock, or alternatively Corautus common stock in the event certain of the then-outstanding Corautus preferred stock was converted to common stock, in an amount equal to 60% of Corautus’ total outstanding capital stock on a post issuance basis. This percentage to be issued was subject to increase and decrease based upon Corautus’ working capital at the time of closing. The stock to be issued to the other company’s stockholders was to carry certain liquidation preferences and rights, if issued as preferred stock, and in addition, was to provide for registration rights and the right to name a majority of the board members. The closing was conditioned upon Corautus having at least $12 million in working capital at closing.

The following will be added to the fifth paragraph on page 53 of the proxy statement as indicated on the attached proxy statement excerpt-

The board considered certain factors such as VIA’s cardiovascular focus and on-going Phase II clinical trials versus the other company’s oncology focus and no on-going clinical trials. The board felt that VIA’s existing clinical trials in the field in which Corautus had operated was preferable to the other company’s pre-clinical status in an area unrelated to Corautus’ original focus. Ultimately, the board felt that VIA’s technology demonstrated greater promise and value than that of the other company.

As discussed in our telephone discussion today, there are additional items in the proxy statement that Corautus will be updating. Specifically, certain calculations contained in the proxy statement were based upon the assumption that Corautus would have $11.25 million in net cash at the closing of the merger and that VIA stockholders would receive 77.59% of the total outstanding capital stock of the combined company based upon such net cash amount. Corautus has revised its net cash forecast and currently expects to deliver approximately $11.0 million of net cash at closing. Thus, Corautus will revise the proxy statement to reflect such adjusted forecast. This revision results in an adjustment of the merger shares to be issued to VIA stockholders (from 112,121,084 to 114,372,485) and the percentage of the capital stock of the combined company to be held by former VIA stockholders (from 77.59% to 77.98%) and existing Corautus stockholders (from 22.41% to 22.02%). Accordingly, Corautus will revise the share numbers and ownership percentages throughout the proxy statement, including the pro forma financials.

Additionally, as we discussed, the NASDAQ Stock Market recently increased the public float requirement for initial listing on the NASDAQ Capital Market from $5.0 million to $15.0 million. VIA has filed an initial listing application for listing the combined company on the NASDAQ Capital Market and will be subject to this increased requirement. Thus, Corautus will revise the proxy statement to reflect this increased requirement, and to disclose the fact that based on recent trading prices, the combined company does not currently meet this public float requirement.

Finally, the proxy statement will be revised to reflect certain general updates to Corautus’s and VIA’s businesses.

As we discussed, Corautus will revise the proxy statement as provided above and will file these revisions in the form of a definitive proxy statement. Corautus will ensure that each of the filed and printed definitive proxy statements includes these revisions.

We appreciate the Commission’s time and consideration in this matter. Please feel free to contact me at the number and address above listed should you have any additional questions or comments.

Very truly yours,

/s/ David Brown
David Brown

ACKNOWLEDGEMENT

Corautus Genetics Inc. hereby acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jack W. Callicutt
Jack W. Callicutt, Senior Vice President and Chief Financial Officer